UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Art’s-Way Manufacturing Co., Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

043168103
(CUSIP Number)

J. Ward McConnell, Jr. P.O. Box 6219 Kinston, NC 28501 252-523-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 043168103	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
J. Ward McConnell, Jr. Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,732,830
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,732,830
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,732,830
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based upon 4,208,687 shares of Company common stock outstanding as of March 13, 2018.

CUSIP No. 043168103	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
J. Ward McConnell, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,742,830 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,742,830 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,742,830 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(SEE INSTRUCTIONS)	[ ]
Reporting person expressly disclaims beneficial ownership of 1,732,830 shares of the 1,742,830 aggregate amount reported in Row 11, except to the extent of his pecuniary interests therein.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes options held by Mr. McConnell that are exercisable within 60 days to acquire 10,000 shares of Company common stock.

(2)

Based upon 4,208,687 shares of Company common stock outstanding as of March 13, 2018, and 10,000 shares of Company common stock that may be acquired by Mr. McConnell upon the exercise of options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D modifies and supplements the Schedule 13D (the “Schedule 13D”) initially filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2014 with respect to the common stock, $0.01 par value (the “Common Stock”), of Art’s-Way Manufacturing Co., Inc., a Delaware corporation (the “Company”). Except to the extent amended or supplemented by the information contained in this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

Item 2.      Identity and Background

Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment is being filed for shares held by the J. Ward McConnell, Jr. Living Trust and by J. Ward McConnell, Jr. (together, the “Reporting Persons”). As trustee of the J. Ward McConnell, Jr. Living Trust, Mr. McConnell is vested with sole voting and investment power over the 1,732,830 shares of the Common Stock held by the J. Ward McConnell, Jr. Living Trust.

Item 3.      Source and Amount of Funds

Item 3 of the Schedule 13D is hereby amended to add the following:

All of the Common Stock acquired by the Reporting Persons during the period covered by this Amendment No.1, as listed in Item 5 below, was acquired in open market purchases for a total of approximately $466,602.22 using personal funds of Mr. McConnell or as grants of restricted stock or options to purchase Common Stock from the Company in connection with Mr. McConnell’s election to and service on the Board of Directors of the Company.

Item 5.     Interest in Securities of the Issuer

Items 5(a) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

As of the date hereof, the Reporting Persons beneficially own the amount of Common Stock set forth below. For the J. Ward McConnell, Jr. Living Trust, the percentage set forth below is based upon 4,208,687 shares of Common Stock outstanding as of March 13, 2018. For Mr. McConnell, the percentage set forth below is based upon 4,208,687 shares of Common Stock outstanding as of March 13, 2018 and 10,000 shares of Common Stock that may be acquired by Mr. McConnell upon the exercise of options exercisable within 60 days.

J. Ward McConnell, Jr. Living Trust:
Percentage of
Shares of Common Stock	Outstanding Common Stock
1,732,830	41.2%

J. Ward McConnell, Jr.:
Percentage of
Shares of Common Stock	Outstanding Common Stock
1,742,830	41.3%

(c)	From the date of the Schedule 13D until the date of filing hereof, the following transactions occurred:

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares	Purchase Price of Security
October 15, 2015	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	3,448	$3.00
October 16, 2015	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	99	$2.92

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares	Purchase Price of Security
December 8, 2015	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	900	$2.9735
April 27, 2016	J. Ward McConnell, Jr. Living Trust	Grant	Common Stock	1,000	N/A
August 2, 2016	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	1,000	$2.7433
August 2, 2016	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	1,000	$2.75
August 8, 2016	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	1,000	$2.70
April 27, 2017	J. Ward McConnell, Jr. Living Trust	Grant	Common Stock	1,000	N/A
October 25, 2017	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	48,300	$2.4607
November 6, 2017	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	4,000	$2.55
November 7, 2017	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	3,300	$2.55
November 8, 2017	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	5,838	$2.55
November 9, 2017	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	30,500	$2.54
November 10, 2017	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	25,800	$2.5406
November 13, 2017	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	323	$2.55
November 14, 2017	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	24,100	$2.50
November 15, 2017	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	16,100	$2.50
February 8, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	6,899	$2.49
February 9, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	4,850	$2.45
February 12, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	7,282	$2.62
February 13, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	100	$2.65
February 28, 2018	J. Ward McConnell, Jr. Living Trust	Grant	Common Stock	1,000	N/A

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Amount	Date Exercisable	Exercise Price	Purchase Price of Security
April 22, 2015	J. Ward McConnell, Jr.	Grant	Stock Option	2,000	Fully exercisable	$4.70	N/A

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The director compensation arrangements between Mr. McConnell and the Company are most recently disclosed by the Company in its Proxy Statement filed with the Securities and Exchange Commission on March 26, 2018.

Item 7.     Exhibits

Exhibit 1: Joint Filing Agreement incorporated herein by reference to Exhibit A to Schedule 13D as filed with the Securities and Exchange Commission on November 28, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2018

J. Ward McConnell, Jr. Living Trust

/s/ J. Ward McConnell, Jr.
By: J. Ward McConnell, Jr.
Its: Trustee

/s/ J. Ward McConnell, Jr.
J. Ward McConnell, Jr.